FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

December 17th, 2004

Item 3.  Press Release

Date of Issuance:

December 17th, 2004

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On December 17th, 2004, the Company announced that it signed a letter of intent with Hawker Powersource Inc., for the manufacturing and marketing of battery chargers throughout North America, incorporating the Company’s patented technology. The Hawker brand-name of industrial batteries is the world’s largest.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 24th day of May, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:     (604) 688-8656

Facsimile:      (604) 688-8654

NEWS RELEASE

APS – 28

December  17, 2004

TSX Venture Exchange Symbol: APS

FOR IMMEDIATE RELEASE

DAX (Germany) Symbol: KCG

ACCELRATE INKS LETTER OF INTENT WITH WORLD LEADER:  HAWKER POWERSOURCE

VANCOUVER, BC: AccelRate Power Systems Inc. and Hawker Powersource Inc., have signed a letter of intent for manufacturing and marketing of battery chargers throughout North America, incorporating AccelRate’s patented technology. The Hawker brand-name of industrial batteries is the world’s largest.

AccelRate’s unique technology recharges batteries in 80% less time resulting in significant savings in time, costs, space and energy in addition to extending overall battery life.

As part of this proposed licensing agreement, a private label line of industrial battery chargers will be manufactured by Hawker Powersource for AccelRate, to be sold by AccelRate directly or through aftermarket distributors to the vast motorized materials handling industry.

The proposed agreement will also permit Hawker Powersource to manufacture battery chargers incorporating AccelRate’s patented technology and to market those throughout North America, on an exclusive basis for a period of five years from the date of the signing of the final agreement. All products sold will carry the AccelRate trademark and patent number.

“The more profitable aftermarket segment represents 60% of our total market potential and consists of replacement sales directly to end users and chargers sold to dealers to be matched up with new or used batteries for forklift trucks and other electric powered industrial vehicles,” said company president Reimar Koch.

“We have many distributors and potential purchasers anxious for our product, and with the completion of this agreement we will be in a position to service the North American market and pursue further global alliances,” Koch added.

The North American sales program will be directed by AccelRate’s newly appointed industry executive, Pierre Gadbois, Vice-President of Motive Power.

The terms of the agreement call for a formalization within 60 days of the execution of the letter of intent.

Hawker Powersource is an Enersys Company which has 6,500 employees, and operates 20 manufacturing and assembly facilities worldwide with customers in over 100 countries. Enersys’ shares trade on the New York Stock Exchange (ENS).

AccelRate Power Systems is headquartered in Vancouver, BC with its laboratories in neighbouring Burnaby, BC.  AccelRate’s shares trade on the TSX Venture Exchange, symbol APS, and on the Frankfurt Exchange (DAX), symbol KCG.

AccelRate Charger – How it Works:  AccelRate chargers reduce the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Ray D. Torresan

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.